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BB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03013558

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 -13464

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING AND ENDING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Nuveen Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

333 West Wacker Drive
(No. and Street)

Chicago	Illinois	60606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTRACT IN REGARD TO THIS REPORT

Margaret E. Wilson (312) 917-6801
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
Name — *if individual, state last, first, middle name)*

303 East Wacker Drive	Chicago,	Illinois	60601
(Address)	(City)	(State)	(Zip Code)

RECD S.E.C.
MAR 0 3 2003
535

CHECK ONE:
[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possession.

FOR OFFICIAL USE ONLY

PROCESSED
MAR 1 8 2003
THOMSON FINANCIAL

- ***Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).***

MAR 1 7 2003

OATH OR AFFIRMATION

I, Margaret E. Wilson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Nuveen Investments, LLC, as of December 31, 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal, officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

"OFFICIAL SEAL"
BARBARA B. SCHROAT
Notary Public, State of Illinois
My Commission Expires 6/12/04

Signature

Senior Vice President, Finance
Title

Notary Public

This report **contains (check all applicable boxes):

[x] (a) Facing page.
[x] (b) Statement of Financial Condition.
[ ] (c) Statement of Income (Loss).
[ ] (d) Statement of Changes in Financial Condition.
[ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[ ] (g) Computation of Net Capital.
[ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath of Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report

The Board of Directors
Nuveen Investments, LLC:

We have audited the accompanying balance sheet of Nuveen Investments, LLC (a subsidiary of Nuveen Investments, Inc.) as of December 31, 2002, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on the balance sheet based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

In our opinion, the balance sheet referred to above present fairly, in all material respects, the financial position of Nuveen Investments, LLC at December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 24, 2003

NUVEEN INVESTMENTS, LLC
Balance Sheet
December 31, 2002
(in thousands, except share data)

ASSETS

Cash and cash equivalents	$	56,774
Receivables:		
Distribution fees		3,656
Brokers and dealers		414
Customers		2,817
Interest		68
Due from affiliates		39,468
Other		8,945
Securities owned (trading account), at market value:		
Nuveen defined portfolios		23
Bonds and notes		61
Furniture, equipment, and leasehold improvements, at cost less accumulated depreciation and amortization of $35,239		25,459
Other investments		175
Advanced sales commissions and other assets		29,356
	$	167,216

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Securities sold under agreements to repurchase	$	12,000
Payables:		
Brokers and dealers		1,335
Customers		2,904
Accrued compensation and other expenses		11,795
Current income taxes payable, net		3,434
Deferred tax liability, net		3,730
Other liabilities		7,572
Total liabilities		42,770
Stockholder's equity:		
Capital stock, $5 par value, 20,000 shares authorized, 2,200 shares issued and outstanding		11
Additional paid-in capital		10,608
Retained earnings		113,827
Total stockholder's equity		124,446
	$	167,216

See accompanying notes to balance sheet.

NUVEEN INVESTMENTS, LLC

Notes to Balance Sheet

December 31, 2002

(1) Summary of Significant Accounting Policies

General Information and Basis of Presentation

The balance sheet reflects the accounts of Nuveen Investments, LLC (the "Company"), formerly known as "Nuveen Investments." The Company is a wholly owned subsidiary of Nuveen Investments, Inc. (formerly known as "The John Nuveen Company") ("Nuveen Investments" or the "Parent"), which is substantially owned by The St. Paul Companies, Inc.

Nuveen Investments, LLC, a registered broker/dealer in securities under the Securities Exchange Act of 1934, is a sponsor/underwriter of the Nuveen Investments defined portfolios (unit trusts), the Nuveen Investments mutual funds and the Nuveen Investments exchange-traded funds (closed-end funds).

Effective January 1, 2002, all of the outstanding capital stock of the Company's two wholly owned subsidiaries, Nuveen Advisory Corporation and Nuveen Institutional Advisory Corporation, was distributed as a dividend to the Company's parent, Nuveen Investments, Inc., in a tax-free spinoff under Section 355 of the Internal Revenue Code.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes to the financial statements. Actual results could differ from these estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, investment instruments with maturities of three months or less and other highly liquid investments including commercial paper, which are readily convertible to cash. Included in cash and cash equivalents are $4,996,750 of treasury bills segregated in a special reserve account for the benefit of customers under rule 15c3-3 of the Securities and Exchange Commission.

Securities Purchased Under Agreements to Resell / Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are treated as collateralized financing transactions and are carried at the amounts at which such securities will be subsequently resold or repurchased, including accrued interest. The Company's exposure to credit risks associated with the nonperformance of counterparties in fulfilling these contractual obligations can be directly impacted by market fluctuations that may impair the counterparties' ability to satisfy their obligations. It is the Company's policy to take possession of the securities underlying the agreements to resell or enter into tri-party agreements, which include segregation of the collateral by an independent third party for the benefit of the Company. The Company monitors the value of these securities daily and, if necessary, obtains additional collateral to assure that the agreements are fully secured. At December 31, 2002, the Company had $5 million of securities purchased under agreements to resell with

Summary of Significant Accounting Policies (Continued)

the Parent. The value of the collateral securing these agreements was $6.8 million, all of which had been segregated for the benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

The Company utilizes resale agreements to invest cash not required to fund daily operations. Such resale agreements typically mature on the day following the day in which the Company enters into such agreements. Since these agreements are highly liquid investments, readily convertible to cash, and mature in less than three months, the Company includes these amounts in cash equivalents for balance sheet purposes.

Securities Transactions

Securities transactions entered into by the Company are recorded on a settlement date basis, which is generally three business days after the trade date. Securities owned (trading accounts) are valued at market value and realized and unrealized gains and losses are reflected in positioning profits. Profits and losses are accrued on unsettled securities transactions based on trade dates and, to the extent determinable, on underwriting commitments, purchase and sales commitments of when-issued securities, and delayed delivery contracts.

In the normal course of business, the Company purchases municipal bonds as part of its clearing function for an affiliate, defined portfolios, and, from time to time, U.S. government obligations. The Company also invests funds not currently used in its operations in securities purchased under agreements to resell and in money market funds. At December 31, 2002, the Company's inventory of securities owned did not contain any significant concentrations of credit risk relating to either individual issues or to issuers (or groups of issuers) located in any state or region of the country.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment, primarily computer equipment, is depreciated on a straight-line basis over estimated useful lives ranging from three to ten years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the remaining term of the lease. Software development costs are amortized on a straight-line basis over estimated useful lives of not more than five years.

Other Investments

Other investments consist primarily of investments in common stock, which are carried at cost. Other investments also include investments of $50,588 in certain Company-sponsored mutual funds and exchange-traded funds, which are carried at market value, with mark-to-market adjustments recorded into income.

Summary of Significant Accounting Policies (Continued)

Advanced Sales Commissions and Other Assets

Advanced sales commissions and other assets consist primarily of commissions advanced by the Company on sales of certain mutual fund shares. Such costs are being amortized over the lesser of the Securities and Exchange Commission Rule 12b-1 revenue stream period (one to eight years) or the period during which the shares of the fund upon which the commissions were paid remain outstanding.

Security Purchase Obligations

As sponsor/underwriter of the Nuveen Investments defined portfolios, the Company entered into trust agreements that obligated it to purchase certain municipal when-issued bonds, previously reported as security purchase obligations on the balance sheet, and delivered such bonds together with "regular way" bonds on hand or receivable from brokers to the trustee. The commitments to deliver these bonds were secured by irrevocable bank letters of credit drawn by the Company in favor of the trustee. These letters of credit were collateralized by securities owned by the Company. Due to the Company's decision to discontinue the defined portfolio product line, the Company no longer enters into these trust agreements. Correspondingly, there were no security purchase obligations at December 31, 2002.

Income Taxes

Taxable income of the Company is included in the consolidated federal income tax return of Nuveen Investments, to whom income tax payments are made. Federal and state income taxes are computed on income taxable under applicable tax laws and on a separate return basis. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are applicable to periods in which the differences are expected to affect taxable income. Although valuation allowances may be established, when necessary, to reduce deferred tax assets to amounts expected to be realized, there were no deferred tax asset valuation allowances at December 31, 2002.

NUVEEN INVESTMENTS, LLC

Notes to Balance Sheet

December 31, 2002

(2) Income Taxes

The tax effect of significant items which give rise to deferred tax assets and liabilities recorded on the Company's balance sheet at December 31, 2002 are shown in the following table:

	(in thousands)
Gross deferred tax assets:	
Accrued postretirement benefit obligation	$ 3,648
Book amortization/depreciation in excess of tax amortization/depreciation	3,122
Deferred compensation	125
Construction abatement	914
Other	2,578
Gross deferred tax assets	10,387
Gross deferred tax liabilities:	
Internally developed software	5,906
Prepaid pension costs (qualified plan)	2,104
Deferred commissions and offering costs	6,107
Gross deferred tax liabilities	14,117
Net deferred tax liability	$ 3,730

The future realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which those temporary differences become deductible. Management believes it is more likely than not the Company will realize the benefits of these future tax deductions.

(3) Commitments and Contingencies

In the normal course of business, the Company enters into when-issued, delayed delivery, and underwriting commitments. Estimated profits and losses on those commitments are reflected in the financial statements at year-end.

Minimum rental commitments for office space and equipment, including estimated escalation for insurance, taxes, and maintenance for the years 2003 through 2006 and thereafter are as follows:

Year	Commitment (in thousands)
2003	$ 655
2004	64
2005	65
2006	34
Thereafter	-

The lease for the Company's headquarters is held in the name of the Parent and is therefore not included as an obligation of the Company.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Rule 15c3-1, the "Uniform Net Capital Rule", which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, as these terms are defined, shall not exceed 15 to 1. At December 31, 2002 the Company's net capital ratio was 1.32 to 1 and its net capital was $18,981,000 which is $17,311,000 in excess of the required net capital of $1,670,000.

KPMG

303 East Wacker Drive
Chicago, IL 60601-5212

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5

The Board of Directors
Nuveen Investments, LLC:

In planning and performing our audit of the balance sheet of Nuveen Investments, LLC (a subsidiary of Nuveen Investments, Inc.) for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the balance sheet and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Nuveen Investments, LLC, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(I1) and the reserve required by Rule 15c-3(3)(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; (3) in complying with the requirements, for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid excess margin securities of customers as required by Rule 15c3-3.

The management of Nuveen Investments, LLC is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of the balance sheet in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KPMG

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate. Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the balance sheet being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and any other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

February 24, 2003

KPMG LLP